Oclaro, Inc.
Conflict Minerals Report
For the reporting period from January 1, 2013 to December 31, 2013
This Conflict Minerals Report (this “Report”) of Oclaro, Inc. (the “Company,” “we,” “us” or “our”) has been prepared pursuant to Rule 13p-1 and Form SD promulgated under the Securities Exchange Act of 1934 for the reporting period January 1, 2013 to December 31, 2013 (the “Reporting Period”).
Forward-looking statements contained in this Report are made based on known events and circumstances at the time of release, and as such, are subject in the future to unforeseen uncertainties and risks. Statements in this Report which express a belief, expectation or intention, as well as those that are not historical fact, are forward-looking statements, including statements related to the Company’s compliance efforts and expected actions identified in this Report. These forward-looking statements are subject to various risks, uncertainties and assumptions, including, among other matters, the Company’s customers’ requirements to use certain suppliers, the Company’s suppliers’ responsiveness and cooperation with the Company’s due diligence efforts, the Company’s ability to implement improvements in its conflict minerals program and the Company’s ability to identify and mitigate related risks in its supply chain. If one or more of these or other risks materialize, actual results may vary materially from those expressed. For a more complete discussion of these and other risk factors, see the Company’s other filings with the Securities and Exchange Commission (“SEC”), including its Annual Report on Form 10-K for the year ended June 29, 2013 and subsequent Quarterly Reports on Form 10-Q. The Company makes these statements as of the date of this disclosure, and undertakes no obligation to update them unless otherwise required by law.
Rule 13p-1, through Form SD, requires the disclosure of certain information if a company manufactures or contracts to manufacture products for which certain “conflict minerals” (as defined below) are necessary to the functionality or production of such products. Form SD defines “conflict minerals” as: (i)(a) columbite-tantalite (or coltan, the metal ore from which tantalum is extracted), (b) cassiterite (the metal ore from which tin is extracted), (c) gold and (d) wolframite (the metal ore from which tungsten is extracted), or their derivatives, which are currently limited to tantalum, tin and tungsten; or (ii) any other mineral or its derivatives determined by the U.S. Secretary of State to be financing conflict in the Democratic Republic of the Congo or an adjoining country (collectively, the “Covered Countries”). Our operations, including the operations of our consolidated subsidiaries, may at times manufacture, or contract to manufacture, products for which conflict minerals are necessary to the functionality or production of those products (collectively, our “products”). For the Reporting Period, the Company reasonably determined that the following product groups, some of which were divested from the Company’s product portfolio during the second half of calendar year 2013, contain conflict minerals: Amplifiers and Subsystems; Micro-Optics; High Power Lasers (including Modules and Chips/Bars); High Volume Components (including Vertical Cavity Surface Emitting Lasers); Pump Lasers; 10G/40G/100G Line-Side Modules (including Coherent Transceivers, WB Transponders and Coherent Transponders); Indium Phosphide Components (including Tunable Lasers & Receivers); Lithium Niobate Modulators; Wavelength Selective Switch; 100G Client Side; Transceivers; and Transmission Modules (including 300 Pin Transponders & Tunable Modules).
As required by Form SD, we have conducted a good faith reasonable country of origin inquiry (“RCOI”) regarding the conflict minerals included in our products during the Reporting Period, which we refer to as the “Subject Minerals,” to determine whether any of such Subject Minerals originated in the Covered Countries and/or whether any of the Subject Minerals may be from recycled or scrap sources. Where applicable, we have conducted additional due diligence regarding the sources of the Subject Minerals. The results of our RCOI regarding the Subject Minerals, as well as our additional due diligence regarding the sources of such Subject Minerals, are contained in this Report, which is publicly available at www.oclaro.com/csr_conflict_minerals.php. The content on, or accessible through, any web site referred to in this Report is not incorporated by reference into this Report unless expressly noted.
1.    The Company’s Reasonable Country of Origin Inquiry.
The Company has conducted a good faith RCOI regarding the Subject Minerals. This good faith RCOI was reasonably designed to determine whether any of the Subject Minerals originated in the Covered Countries and whether any of the Subject Minerals may be from recycled or scrap sources, in accordance with Form SD and related guidance provided by the SEC. The Company also exercised due diligence on the source and chain of custody of the Subject Minerals. The Company’s due diligence measures have been designed to conform to the framework in the Organization for Economic Co-operation and

Development Due Diligence Guidance for Responsible Supply Chain of Minerals from Conflict-Affected and High Risk Areas: Second Edition, including the related supplements on gold, tin, tantalum and tungsten (the “OECD Guidelines”).
The Company’s global supply chain is complex. Because the Company does not purchase conflict minerals directly from mines, smelters or refiners, there are many third parties in the supply chain between the Company and the original sources of conflict minerals. As a result, the Company relies on its direct suppliers to provide information regarding the origin of any conflict minerals that are included in its products. In accordance with the OECD Guidelines and related guidance provided by the SEC, the Company works with its direct suppliers to identify, where possible, the smelters and refiners of the Subject Minerals.
During the Reporting Period, our Conflict Minerals Review Group (discussed below) worked to identify suppliers that we believed could potentially provide materials containing Subject Minerals, including Subject Minerals contained in product lines that were divested in the second half of calendar year 2013. As a result of this process, we identified approximately 1,300 direct suppliers (collectively, the “Covered Suppliers”) that we believed could potentially provide materials containing Subject Minerals. During the Reporting Period, we: (i) contacted each of the Covered Suppliers; (ii) described the reporting obligations imposed by Form SD and the SEC regarding conflict minerals; and (iii) requested that each Covered Supplier complete and return an Electronic Industry Citizenship Coalition (“EICC”) and Global e-Sustainability Initiative (“GeSI”) Conflict Minerals Due Diligence Template (“EICC-GeSI Template”) indicating the facility at which the Subject Minerals supplied by such Covered Supplier, if any, were processed. Because we source a number of our products from certain companies who manufacture such products to our specifications, we also worked closely with these companies during the Reporting Period to ensure that information regarding conflict minerals received from entities in their respective supply chains, including EICC-GeSI Templates, was received and combined with data we collected directly from other Covered Suppliers. An escalation process was initiated with Covered Suppliers who continued to be non-responsive after the above contacts were made.
For the Reporting Period, we obtained representations from approximately 42% of the Covered Suppliers. Certain of the responding Covered Suppliers provided us with completed EICC-GeSI Templates. Throughout the data collection process, we engaged the Covered Suppliers to provide support and training where necessary to ensure responses were as complete and accurate as possible. Using a risk-based approach, we evaluated responses for plausibility against the EICC reporting methodology to ensure that the minimum required data was provided. We evaluated EICC-GeSI Templates and other responses from Covered Suppliers for plausibility, consistency, and gaps in such Covered Suppliers’ responses regarding the content of Subject Minerals, as well as the origin of those Subject Minerals. We also engaged certain Covered Suppliers, holding discussions and reviewing the results of their internal due diligence efforts, to ensure that our inquiries regarding conflict minerals were understood and that their replies were compliant.
2.    The Company’s Due Diligence Efforts.
The Company’s due diligence process is based on the OECD Guidelines. Due diligence measures undertaken by the Company during the Reporting Period included the following:
Establish Strong Company Management Systems.
Conflict Minerals Review Group and Adoption of Conflict Minerals Policy.
The Company has formed a broad, interdisciplinary and cross-functional committee, which we refer to as the “Conflict Minerals Review Group,” comprised of individuals representing Compliance, Operations (including Global Supply Chain) and Legal. During the Reporting Period, the Conflict Minerals Review Group was responsible for collecting information received from suppliers, including EICC-GeSI Templates, and overseeing the Company’s internal reporting regarding conflict minerals. The Conflict Minerals Review Group was also charged with establishing a conflict minerals policy applicable to the Company’s suppliers. The Conflict Minerals Review Group approved the adoption of the Company’s current policy regarding conflict minerals (“Conflict Minerals Policy”), which is available at www.oclaro.com/csr_conflict_minerals.php. The Conflict Minerals Policy affirms that the Company takes its corporate responsibility seriously and that it is the Company’s goal to use in its products only conflict minerals that are sourced responsibly.
Internal Measures Taken To Strengthen Company Engagement With Suppliers.
The Company has undertaken the task of increasing its supply chain transparency and identifying risks within its supply chain. The Company is committed to conducting business in a socially responsible manner and is determined to partner with suppliers who are similarly committed. The Company’s Supplier Code of Conduct & Sustainable Supply Chain requires that suppliers comply with various contract provisions, legal requirements and industrial standards under local, regional and national laws and regulations of the countries in which the suppliers conduct business. As discussed above, the Company has engaged, and is continuing to engage, suppliers regarding conflict minerals reporting. Through this process, the Company is able to remain engaged with its supply base from a quality and compliance perspective.
Identify and Assess Risk in the Supply Chain.
As discussed above, we are assessing our supply chain risks and are working with our suppliers in developing greater supply chain transparency.
Design and Implement a Strategy to Respond to Identified Risks.
We are committed to maintaining high standards of corporate responsibility through our compliance with Form SD and related guidance provided by the SEC. During the Reporting Period, we worked to address any significant due diligence findings as they arose. For example, as noted above, we conducted additional due diligence for certain Covered Suppliers who provided inadequate or incomplete initial responses to the RCOI. Our risk assessment procedures will evolve as circumstances warrant. See “Additional Due Diligence and Risk Mitigation” below for additional detail.
Carry out Independent Third-Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain.
Where possible, we have relied on third party assurances and certifications. For example, we accept as reliable any smelter that is a member of the EICC-GeSI Conflict Free Smelter program. To the extent that other audited supplier certifications are provided to us, we will consider reliance on such certifications on a case-by-case basis.
Report Annually on Supply Chain Due Diligence.
This Report is publicly available at www.oclaro.com/csr_conflict_minerals.phpand meets the OECD recommendation to report annually on supply chain due diligence.
3.    Diligence Results.
Based on the information obtained pursuant to the RCOI and due diligence process described above, the Company does not have sufficient information, with respect to the Reporting Period, to determine the known facility/smelter or country of origin of the Subject Minerals. Although the Company received responses from certain Covered Suppliers in connection with its RCOI that listed smelter or refiner names, such Covered Suppliers were unable to accurately report which specific smelters were part of the supply chain for the Subject Minerals. For example, the majority of Covered Suppliers reported sourcing results on a company-wide basis, rather than on a product-specific basis, or were unable to determine the facility/smelter and/or country of origin for the Subject Minerals. A Covered Supplier’s failure to identify a specific facility/smelter and/or country of origin at any point in its supply chain will drive an equivalent response for the Company and, therefore, the Company is unable to report any known facilities/smelters and/or countries of origin for the Subject Minerals at this time. The Company expects to continue to implement and refine its conflict minerals program to improve its supply chain transparency by obtaining more accurate and more complete information from its suppliers. See “Additional Due Diligence and Risk Mitigation” below for additional detail.
4.    Additional Due Diligence and Risk Mitigation.
The Company expects to take the following steps, among others, to improve its due diligence measures and to further mitigate the risk that the necessary conflict minerals contained in the Company’s products benefit armed groups in the Covered Countries:
Purchase Order Terms and Conditions
The Company is also working to strengthen its commitment to the responsible sourcing of conflict minerals though the use of specific provisions in its purchase orders and supply contracts. When engaging certain suppliers who may supply us with products containing conflict minerals, we include a provision in the “terms and conditions” section of our purchase orders and supply contracts that requires the supplier to disclose whether the product contains conflict minerals and, if so, to provide sourcing information for such conflict minerals.
Continuous Improvement of Supply Chain Due Diligence
The Company will continue to improve its supply chain due diligence efforts to mitigate the risk that the conflict minerals in its products benefit armed groups in the Covered Countries. Such measures include, but are not limited to:

•	assessing the presence of conflict minerals in its supply chain;

•	clearly communicating expectations with regard to supplier performance, transparency and sourcing;

•	increasing the response rate for RCOI process;

•	continuing to compare RCOI results to information collected via independent conflict free smelter validation programs such as the EICC/GeSI Conflict Free Smelter program; and

•
continue to contact suppliers as a result of the RCOI process to help them work with their supply chain in obtaining a “conflict free” designation from an industry program such as the EICC/GeSI Conflict Free Smelter program.

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